Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Publicly Held Company

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 25th, 2023

1. Date, Time and Venue: the meeting of the Board of Directors of JBS S.A. (“Company” or “JBS”) was held in person on August 25th, 2023, at 10:00 a.m., at the Company’s headquarters at Avenida Marginal Direita do Tietê, nº 500, 3º andar, bloco I, Bairro Vila Jaguará, CEP 05118-100, in the city and state of São Paulo.

2. Call Notice: the call notice was waived as all members of JBS’s Board of Directors attended the meeting.

3. Attendance: the necessary quorum for the Extraordinary Meeting of the Company’s Board of Directors was verified, given the presence of all Board members, according to articles 15 and 18 of its Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice-Chair), Alba Pettengil, Gelson Luiz Merisio, Cledorvino Belini, Francisco Turra, Carlos Hamilton Vasconcelos Araújo, Kátia Regina de Abreu Gomes and Paulo Bernardo Silva.

4. Presiding: Chair: Jeremiah O’Callaghan. Secretary: Milena Hitomi Yanagisawa.

5. Agenda: to resolve on the following matters: (i) approval of the terms and conditions of the 10th issuance of simple, unsecured debentures, not convertible into shares, in up to five (5) series, for private placement, of the Company (“Debentures” and “Issuance”, respectively), in the total amount of, initially, one billion, eight hundred and seventy-five million reais (R$1,875,000,000.00), equivalent to initially, one million, eight hundred and seventy-five thousand (1,875,000) Debentures, with face value of one thousand reais (R$1,000.00); (ii) the execution, by the Company, of any and all instruments necessary for the issuance of Debentures and certificates of agribusiness receivables of the first (1st) series (“CRA 1st Series”), of the second (2nd) series (“CRA Series 2nd Series”), third (3rd) series (“CRA Series 3rd Series”), fourth (4th) series (“CRA Series 4th Series”) and fifth (5th) series (“CRA Series 5th Series” and, together with CRA 1st Series, CRA 2nd Series, CRA 3rd Series and CRA 4th Series, “CRA”) of the one hundred and seventy-sixth (176th) issuance of Virgo Companhia de Securitização, a public-held company, registered as a securitization company in the category “S2” before the Brazilian Securities and Exchange Commission (“CVM”) under No. 728, headquartered in the city of São Paulo, state of São Paulo, at Rua Tabapuã, nº 1.123, 21st floor, suite 215, CEP 04533-004, enrolled in the National Registry of Legal Entities of the Ministry of Finance (“CNPJ/MF”) under No. 08.769.451/0001-08, with its bylaws duly filed at the Commercial Board of the state of São Paulo (“JUCESP”) under NIRE No. 3530034094-9 (“Securitization Company” or “Debenture Holder”), which will be issued backed by the Debentures, and subject to a public offering for distribution, pursuant to CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”), CVM Resolution 60, of December 23, 2021, as amended (“CVM Resolution 60”) and other applicable laws and regulations (“Public Offering”), including, but not limited to, the following contracts: (a) the “Indenture of the 10th Issue of Simple, Unsecured Debentures, Not Convertible into Shares, in up to five (5) Series, for Private Placement, of JBS S.A.” (“Indenture”), to be entered into between the Company and the Securitization Company, as the holder of the Debentures, and the Amendment to the Indenture (as defined below) to reflect the result of the Bookbuilding Procedure (as defined below); and (b) the “Public Coordination, Placement, and Distribution Agreement of Agribusiness Receivables Certificates, under Best Placement Efforts, of the first (1st), second (2nd), third (3rd), fourth (4th) and fifth (5th) series of the one hundred and seventy-sixth (176th) Issue of Virgo Companhia de Securitização” (“Distribution Agreement”), to be entered into between the Securitizadora and the Company, the intermediary institutions of the Public Offering (“Coordinators”) and J. Safra Assessoria Financeira Sociedade Unipessoal Ltda. and any amendments to said documents that may be necessary; (iii) authorization and ratification to the Company’s Board of Executive Officers and/or its attorneys-in-fact to perform any and all acts and sign any and all documents necessary for the implementation and carrying out of the Issuance and the Public Offering and any amendments thereto, including, but not limited to hiring the necessary service providers, as well as formalizing the matters addressed in items (i) and (ii) above; and (iv) the ratification of all previous acts performed by the Company’s Board of Executive Officers and/or its attorneys-in-fact within the scope of the Issuance and Public Offering

6. Resolutions: after analysis and discussions, the attending Board members, unanimous and with no restrictions, according to article 19, item XIV, subitem (ii) of the Bylaws, and paragraph 1 of article 59 of Brazilian Corporation Law:

(i) authorized the Issue with the following main characteristics and conditions, which will be detailed and regulated under the Indenture:

(a)	Total Issue Amount: the amount of the Issue will, initially, be one billion eight hundred and seventy-five million reais (R$1,875,000,000.00), on the Issuance Date (as defined below), which may be lowered, provided that the Minimum Amount (as defined below) is observed, according to the Indenture (“Total Issuance Amount”).

(b)	Book Building Process: the Issuance will be destined to the formation of the Agribusiness Credit Rights that will back up for issuance of the CRAs. Within the scope of the Public Offering, a procedure for collecting investment intentions from potential investors in the CRAs, organized by the Coordinators, will be adopted for the purposes of defining (i) the final rate of remuneration for each of the respective CRA series and, consequently, of the Debentures, subject to the provisions of the Indenture; and (ii) the number of series of issuance of the CRA and the number of CRA to be effectively issued in each series of the CRA and, consequently, the number of series of the Issuance of the Debentures and the number of Debentures to be effectively issued in each series of the Issuance of the Debentures, according to the Communicating Vessels System (as defined in the Indenture) (“Book Building Process”). After the Book Building Process and before the first Payment Date, the Indenture must be amended to formalize the final remuneration rate of the Debentures and the final number of series and Debentures to be effectively issued in each series of Debentures and, consequently, the Total Issuance Amount. The parties are hereby authorized and obliged to enter into such amendment, without the need for additional corporate resolution by the Company, approval by the General Meeting of the Debenture Holder and/or approval of the CRA holders, through a Special Meeting of CRA Holders (“Amendment to the Indenture”).

(c)	Issuance Number: the tenth (10th) debentures’ issuance of the Company.

(d)	Number of Series: the Issuance will be carried out in up to five (5) series, the first (1st) series being called “1st Series”, the second (2nd) series being called “2nd Series”, the third (3rd) series being called “3nd Series”, the fourth (4th) series being called “4th Series” and the 5th (fifth) series being called “5th Series”. The existence of each series and the quantity of Debentures to be allocated within the scope of the 1st Series (“1st Series Debentures”), within the scope of the 2nd Series (“2nd Series Debentures”), within the scope of the 3rd Series (“3rd Series Debentures”), within the scope of the 4th Series (“4th Series Debentures”) and/or within the scope of the 5th Series (“5th Series Debentures”) will be defined in accordance with the result of the Book Building Process, to be carried out within the scope of the Public Offering of the CRA, in a Communicating Vessels System, according to the Indenture.

(e)	Amount: Initially, one million, eight hundred and seventy-five thousand (1,875,000) Debentures will be issued within the scope of the 1st Series, 2nd Series, 3rd Series, 4th Series and 5th Series, and this amount may be reduced, provided that observing the Minimum Amount. The total number of Debentures and the number of Debentures to be issued for each of the series will be defined in accordance with the Book Building Process, to be carried out within the scope of the Public Offering of the CRAs. In the event that, at the time of conclusion of the Book Building Process, within the scope of the Public Offering of the CRAs, the demand ascertained from the investors of the Public Offering of the CRAs for the subscription and payment of the CRAs is less than one million, eight hundred and seventy-five thousand (1,875,000) CRA (considering the non-exercise or partial exercise of the Additional Lot Option and the possibility of partial distribution of the CRA and the Minimum Amount (as defined below), under the terms of the Securitization Term and the Distribution Agreement, with unit face value of BRL one thousand reais (1,000.00) per CRA, on the date of issuance of the CRA, the Total Issuance Amount and the number of Debentures provided for herein, after the Book Building Process, will be reduced proportionally to the final total amount of the issue of the CRAs and the final amount of the CRAs, with the consequent cancellation of the unsubscribed and paid-up Debentures, to be formalized by means of an amendment to Indenture to be entered into between the Company and the Debenture Holder, without the need for an additional corporate resolution of Company, approval by the General Meeting of Debenture holders and/or approval by the Special Meeting of CRA Holders, to formalize the final number of Debentures actually subscribed and paid in and, consequently, the Total Issuance Amount, observing that the maintenance of the Public Offering of the CRAs and, consequently, this Issuance is conditioned to the minimum quantity of five hundred thousand (500,000) CRA, corresponding to five hundred million reais (R$500,000,000.00) and, consequently, five hundred thousand (500,000) Debentures, corresponding to five hundred million reais (R$500,000,000.00), and the Debentures must be subscribed and paid in relation to the respective CRA, pursuant to the Indenture and the Securitization Term (“Minimum Amount”).

(f)	Use of the Proceeds: The net funds obtained by the Company with the Issuance (“Funds”) will be fully and exclusively allocated to the acquisition of animals, any and all other in natura products and all other inputs necessary for the processing or industrialization of cattle, consistent with the slaughter, in the preparation of slaughter by-products and in the manufacture of meat products from the aforementioned primary slaughter process, as well as the commercialization of the products and by-products of such resulting process, including the export, intermediation, storage and transport of the products, by-products and derivatives of such production process by the Company (“Use of Proceeds”), processes that are included in the ordinary course of the Company’s business, in view of its classification as a rural producer under the terms (i) of its corporate purpose, as described in Indenture, and (ii) other applicable regulations, in particular, without limitation, article 23, paragraph 1, of Law 11,076 and article 2, paragraph 4, item III, and paragraph 9, of Normative Annex II to the Resolution CVM 60. The other terms and conditions of the Use of Proceeds are described in Indenture.

(g)	Subscription of Debentures and Binding to the CRA Issue: The Debentures will be subscribed and paid in exclusively by the Securitization Company, without co-obligation, and, afterwards, the Debentures and the Agribusiness Credit Rights arising from them will be linked to the CRA, so that they form the backing of the CRA to be distributed through the Public Offering of the CRA. Thus, the Debentures of the Issue will be linked to the CRA, with the 1st Series Debentures linked to the 1st Series CRA, the 2nd Series Debentures linked to the 2nd Series CRA and the 3rd Series Debentures linked to the 3rd Series CRA, under the terms of the “Term of Securitization of Agribusiness Credit Rights” referring to the first (1st), second (2nd), third (3rd), fourth (4th) and fifth (5th) series of the one hundred and seventy-sixth (176th) issuance of the Securitizadora”, to be entered into between the Securitizadora and Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., a company, with a branch located in the city of São Paulo, State of São Paulo, at Rua Joaquim Floriano, nº 1.052, sala 132, CEP 04534-004, registered with the CNPJ/MF under No. 36.113.876/0004-34, as fiduciary agent of the CRA (“CRA Fiduciary Agent” and “Securitization Term”, respectively).

(h)	Face Value: the face value of the Debentures will be one thousand reais (R$1,000.00) on the Issue Date (“Face Value”).

(i)	Issue Date: the issuance date of the Debentures will be defined in the Indenture (“Issuance Date”).

(j)	Form and Proof of Ownership: the Debentures will be issued in registered, book-entry form, without the issuance of warrants or certificates representing the Debentures, and, for all legal purposes, the ownership of the Debentures will be proven by the “deposit account statement” issued by the Bookkeeper. In the event that the Debentures are electronically registered in organized markets, an extract will be issued in the name of the Debenture Holder, which will also serve as proof of ownership of such Debentures.

(k)	Type: the Debentures shall be unsecured, without any type of guarantee, according to the main session of article 58 of Brazilian Corporation Law. The Debentures shall not grant any special or general privileges to their holders, nor will any of the Company’s assets be segregated, especially to guarantee the Debenture Holder in the event of a court or out-of-court execution of the Company’s obligations arising from the Debentures.

(l)	Convertibility: the Debentures shall not be convertible into the Company’s shares.

(m)	Term and Maturity Date of the Debentures: (i) the 1st Series Debentures will mature within one thousand, eight hundred and forty-four (1,844) days from the Issuance Date (“Maturity Date of 1st Series Debentures”), except for the cases of Optional Early Redemption Offer (which entails the total redemption of the 1st Series Debentures), the Optional Early Redemption, the Mandatory Early Redemption and/or the Early Maturity of the Debentures, pursuant to the Indenture; (ii) the 2nd Series Debentures will mature within one thousand, eight hundred and twenty-five (1,825) days from the Issuance Date (“Maturity Date of 2nd Series Debentures”), except for the cases of Optional Early Redemption Offer (which entails the full redemption of the 2nd Series Debentures), the Optional Early Redemption, the Mandatory Early Redemption and/or the Early Maturity of the Debentures, pursuant to the Indenture; (iii) the 3rd Series Debentures will mature within two thousand, five hundred and fifty-four (2,554) days from the Issuance Date (“3rd Series Debentures Maturity Date”), except for the cases of Optional Early Redemption Offer (that entails the full redemption of the 3rd Series Debentures), the Optional Early Redemption, the Mandatory Early Redemption and/or the Early Maturity of the Debentures, pursuant to the Indenture; (iv) the 4th Series Debentures will mature within three thousand, six hundred and fifty-one (3,651) days from the Issuance Date (“Maturity Date of 4th Series Debentures”), except for the cases of Optional Early Redemption Offer (that entails the full redemption of the 4th Series Debentures), the Optional Early Redemption, the Mandatory Early Redemption and/or the Early Maturity of the Debentures, pursuant to the Indenture; and (v) the 5th Series Debentures will mature within five thousand, four hundred and seventy-seven (5,477) days from the Issuance Date (“5th Series Debentures Maturity Date”), except for the cases of Optional Early Redemption Offer (which entails the total redemption of the 5th Series Debentures), the Optional Early Redemption, the Mandatory Early Redemption and/or the Early Maturity of the Debentures, pursuant to the Indenture.

(n)	Subscription and Payment of the Debentures: the Debentures will be subscribed by the Securitization Company upon signature in the respective Debentures subscription bulletin, as attached to the Indenture. The Debentures will be paid in cash by the Securitization Company, in national currency, through an Available Electronic Transfer - TED or another form of electronic transfer of financial resources, in the current account held by the Company indicated in the Indenture. The transfers must be carried out on the same dates on which the CRA payments occur, provided that such CRA payments occur before 4 pm. In the event that this time is exceeded, the Debentures will be paid in on the first Business Day (as defined in the Indenture) subsequent.

(o)	Payment Price: the payment price of the Debentures will correspond to the Face Value of the Debentures, if the payment occurs on a single date (“Payment Price”). After the first payment date of the CRAs, the Payment Price will correspond: (i) for the 1st Series Debentures, to the Updated Unit Face Value of the 1st Series Debentures (as defined below), plus the Remuneration of the 1st Series Debentures (as defined below ) calculated pro rata temporis from the first payment date of the 1st Series CRA until the next payment date of the 1st Series CRA; (ii) for the 2nd Series Debentures, at the Face Value of the 2nd Series Debentures (as defined below), plus the Remuneration of the 2nd Series Debentures (as defined below) calculated pro rata temporis from the first payment date of the 2nd Series CRA until the next payment date for the 2nd Series CRA; (iii) for the 3rd Series Debentures, at the Updated Unit Face Value of the 3rd Series Debentures (as defined below), plus the Remuneration of the 3rd Series Debentures (as defined below), calculated pro rata temporis from the first date of payment of the 3rd CRA Series until the next payment date of the CRA 3rd Series; (iv) for the 4th Series Debentures, at the Updated Unit Face Value of the 4th Series Debentures (as defined below), plus the Remuneration of the 4th Series Debentures (as defined below), calculated pro rata temporis from the first payment date of the 4th CRA Series until the next date of payment of CRA 4th Series; and (v) for the 5th Series Debentures, at the Updated Unit Face Value of the 5th Series Debentures (as defined below), plus the Remuneration of the 5th Series Debentures (as defined below), calculated pro rata temporis from the first date of payment of the CRAs 5th Series until the next payment date of the 5th Series CRA. The Debentures may be paid in with premium or discount, by common agreement between the Company and the Coordinators of the CRA, under the terms of the Distribution Agreement, upon subscription of the CRA, using eight (8) decimal places, without rounding, being that, if applicable, the goodwill or discount, as the case may be, will be applied equally to all CRAs of the same series (and, consequently, to all Debentures of the same series) subscribed on the same date, subject to the provisions in the Distribution Agreement.

(p)	Optional Early Redemption: the Company may always redeem in advance all of the 1st Series Debentures, 2nd Series Debentures, 3rd Series Debentures, 4th Series Debentures and/or 5th Series Debentures, as the case may be, in any of the following hypotheses: (i) as of September 15, 2024 (inclusive), at its sole discretion (“Optional Early Redemption at the Exclusive Criteria of the 1st Series Debentures”), and the amount to be paid by the Company in relation to each of the 1st Series Debentures will be equivalent to the amount indicated in item (a) or in item (b) below, whichever is greater: (a) the Face Value of the 1st Series Debentures, plus the Remuneration of the 1st Series Debentures, calculated pro rata temporis from the first Date Payment of the Debentures or the Payment Date of Remuneration of the 1st Series Debentures immediately preceding, as the case may be, Late Payment Charges (as defined in the Indenture), if any, and any pecuniary obligations and other additions referring to the 1st Series Debentures; or (b) Present value of the remaining installments of the Updated Unit Face Value of the 1st Series Debentures plus the Remuneration of the 1st Series Debentures, calculated pro rata temporis, plus 0.30% (thirty hundredths percent), and added to the Default Charges, if any, and any pecuniary obligations and other additions referring to the 1st Series Debentures, calculated in accordance with the provisions of the Indenture (“Optional Early Redemption Value of the 1st Series Debentures”); (ii) as of September 15, 2024 (inclusive), at its sole discretion (“Optional Early Redemption at the Exclusive Criterion of the 2nd Series Debentures”), and the amount to be paid by the Company in relation to each of the 2nd Series Debentures will be equivalent to (a) the Face Value of the 2nd Series Debentures (or balance of the Face Value of the 2nd Series Debentures, as the case may be), plus the Remuneration of the 2nd Series Debentures, calculated pro rata temporis from the first Payment Date of the Debentures or the Payment Date of the Remuneration of the 2nd Series Debentures immediately prior, as the case may be, and other applicable charges due and not paid up to the redemption date, plus (b) premium established and calculated in accordance with the formula provided for in Deed of Issuance (“Amount of Optional Early Redemption at the Exclusive Criterion of the 2nd Series Debentures”); (iii) as of September 15, 2024 (inclusive), at its sole discretion (“Early Redemption Optional at the Exclusive Criteria of the 3rd Series Debentures”), being the amount to be paid by the Company in relation to each of the 3rd Series Debentures Series will be equivalent to the amount indicated in item (a) or item (b) below, whichever is greater: (a) Updated Unit Face Value of the 3rd Series Debentures, plus: (I) the Remuneration of the 3rd Series Debentures, calculated, pro rata temporis, from the first payment date of the 3rd Series CRA or the payment date of the immediately preceding 3rd Series Debentures Remuneration, as the case may be, until the effective redemption date (exclusive); (II) Default Charges, if any; and (III) any pecuniary obligations and other additions referring to the 3rd Series Debentures; or (b) present value of the remaining installments of the amortization payment of the Updated Unit Face Value of the 3rd Series Debentures and the Remuneration of the 3rd Series Debentures, and added to the Default Charges, if any, calculated in accordance with the provisions of the Deed of Issuance; (iv) as of September 15, 2024 (inclusive), at its sole discretion (“Early Redemption Optional at the Exclusive Criterion of the 4th Series Debentures”), being the amount to be paid by the Company in relation to each of the 4th Series Debentures Series will be equivalent to the amount indicated in item (a) or item (b) below, whichever is greater: (a) Updated Unit Face Value of 4th Series Debentures, plus: (a) Remuneration of the 4th Series Debentures, calculated, pro rata temporis, from the first payment date of the 4th Series CRA or the payment date of the immediately preceding Remuneration of the 4th Series Debentures, as the case may be, until the effective redemption date (exclusive); (b) Default Charges, if any; and (c) any pecuniary obligations and other additions referring to the 4th Series Debentures; or (b) present value of the remaining installments for the amortization payment of the Updated Unit Face Value of the 4th Series Debentures and the Remuneration of the 4th Series Debentures, and added to the Default Charges, if any, and any pecuniary obligations and other additions referring to the 4th Series Debentures, calculated in accordance with the provisions of the Indenture; and (v) as of September 15, 2024 (inclusive), at its sole discretion (“Optional Early Redemption at the Exclusive Criterion of the 5th Series Debentures” and, together with the Optional Early Redemption at the Exclusive Criterion of the 1st Series Debentures, Optional Early Redemption at the Exclusive Criterion of the 2nd Series Debentures, Optional Early Redemption at the Exclusive Criterion of the 3rd Series Debentures and Optional Early Redemption at the Exclusive Criterion of the 4th Series Debentures, “Optional Early Redemption at Exclusive Criterion”), the amount to be paid by the Company in relation to each of the 5th Series Debentures will be equivalent to the amount indicated in item (a) or item (b) below, whichever is greater: (a) Updated Unit Face Value of the 5th Series Debentures, plus: (a) the Remuneration of the 5th Series Debentures, calculated, pro rata temporis, from the first payment date of the 5th Series CRA or the Payment Date of the Remuneration of the 5th Series Debentures immediately preceding, as the case may be, up to the actual redemption date (exclusive); (b) Default Charges, if any; and (c) any pecuniary obligations and other additions referring to the 5th Series Debentures; or (b) present value of the remaining installments for the amortization payment of the Updated Nominal Unit Value of the 5th Series Debentures and the Remuneration of the 5th Series Debentures, and added to the Default Charges, if any, and any pecuniary obligations and other additions referring to the 5th Series Debentures, calculated in accordance with the provisions of the Indenture.

(q)	Mandatory Early Redemption: at any time from the first Payment Date, (i) in the event of approval by the Company’s general shareholders’ meeting of the Company’s merger by any company that is not a publicly-held company, or (ii) if the Company (in the capacity of debtor of Agribusiness Credit Rights) ceases to be a publicly-held company duly registered with the CVM, including in the foreseen case of Debt Assumption (as defined in the Deed of Issuance) provided for in Clause 5.7 of the Indenture, under the terms of the applicable regulation, the Company must carry out the mandatory early redemption of all 1st Series Debentures, 2nd Series Debentures, 3rd Series Debentures, 4th Series Debentures and 5th Series Debentures (“Mandatory Early Redemption”), upon payment to the Debenture Holder of the Updated Unit Face Value of the 1st Series Debentures, the Updated Unit Face Value of the 2nd Series Debentures (or balance of the 2nd Series Debentures’ Faced Value, as the case may be), the Updated Unit Face Value of the 3rd Series Debentures, the Updated Unit Face Value of the 4th Series Debentures Series and the Updated Unit Face Value of the 5th Series Debentures, as the case may be, plus the respective Remuneration of the Debentures applicable on the 1st Series Debentures, the 2nd Series Debentures, the 3rd Series Debentures, the 4th Series Debentures and the 5th Series Debentures that will be object of early redemption, calculated pro rata temporis from the first payment date of the CRA of the respective series or the Remuneration Payment Date of the 1st Series Debentures, 2nd Series Debentures, 3rd Series Debentures, 4th Series Debentures and 5th Series Debentures Immediately preceding series, as the case may be, up to the date of the effective payment, provided that in any of the cases above, no premium will be owed by the Company as a result of the Mandatory Early Redemption (“Mandatory Early Redemption Amount”).

(r)	Optional Early Redemption Offer: the Company may, at its sole discretion, make, at any time, as of the first Payment Date, an optional early redemption offer always of all 1st Series Debentures, 2nd Series Debentures, 3rd Series Debentures, 4th Series Debentures and/or 5th Series Debentures, with the consequent cancellation of such 1st Series Debentures, 2nd Series Debentures, 3rd Series Debentures, 4th Series Debentures and/or 5th Series Debentures, as the case may be, which will be sent to the Debenture Holder, in accordance with the terms and conditions set forth in the Indenture (“Optional Early Redemption Offer”) .

(s)	Exchange Variation of the 1nd Series Debentures: the Face Value of the 1st Series Debentures or balance of the Face Value of the 1st Series Debentures, as the case may be, will be updated from the first payment date of the 1st Series CRAs, by the variation of the quotation of the closing rate, for sale, of the US commercial dollar (PTAX800), available on the Central Bank Information System – SISBACEN, through the PTAX System, as disclosed on the Central Bank page on the World Wide Web page - https://www.bcb.gov .br/estabilidadefinanceira/historicocotacoes, in the option “Quotations and Bulletins - Closing quotations of all currencies on a date”, which will be used with 4 (four) decimal places of the Business Day immediately preceding the calculation date (“Exchange Rate”) calculated on a pro rata temporis basis per Business Days until the full settlement of the 1st Series Debentures, according to the formula provided below, with the product of the variation being automatically incorporated into the Face Value of the 1st Series Debentures or to the balance of the Face Value of the 1st Debentures Series, as the case may be, to be calculated in accordance with the provisions of the Indenture (“Exchange Rate Debentures 1st Series”).

(t)	Monetary Restatement of 2nd Series Debentures: The Face Value of the 2nd Series Debentures or balance of the Face Value of the 2nd Series Debentures, as the case may be, will not be subject to monetary restatement (“Monetary Restatement of 2nd Series Debentures”).

(u)	Monetary Restatement of 3rd Series Debentures: The Face Value of the 3rd Series Debentures or balance of the Face Value of the 3rd Series Debentures, as the case may be, will be updated monthly, from the first payment date of the 3rd Series CRA, by the accumulated variation of the IPCA, calculated on a pro rata basis temporis for Business Days until the full settlement of the 3rd Series Debentures, according to the formula provided below, with the restatement product being automatically incorporated into the Face Value of the 3rd Series Debentures or the balance of the Nominal Unit Value of the 3rd Series Debentures, as the case may be (“Monetary Restatement of 3rd Series Debentures ”).

(v)	Monetary Restatement of 4th Series Debentures: The Face Value of the 4th Series Debentures or balance of the Face Value of the 4th Series Debentures, as the case may be, will be updated monthly, from the first payment date of the 4th Series CRA, by the accumulated variation of the IPCA, calculated on a pro rata basis temporis for Business Days until the full settlement of the 4th Series Debentures, according to the formula provided below, with the restatement product being automatically incorporated into the Face Value of the 4th Series Debentures or the balance of the Nominal Unit Value of the 4th Series Debentures, as the case may be (“Monetary Restatement of 4th Series Debentures “).

(w)	Monetary Restatement of 5th Series Debentures: The Face Value of the 5th Series Debentures or balance of the Face Value of the 5th Series Debentures, as the case may be, will be updated monthly, from the first payment date of the 5th Series CRA, by the accumulated variation of the IPCA, calculated on a pro rata basis temporis for Business Days until the full settlement of the 5th Series Debentures, according to the formula provided below, with the restatement product being automatically incorporated into the Face Value of the 5th Series Debentures or the balance of the Nominal Unit Value of the 5th Series Debentures, as the case may be (“Monetary Restatement of 5th Series Debentures “).

(x)	Remuneration of the 1st Series Debentures: As of the first payment date of the 1st Series CRA, on the Updated Face Unit Value of the 1st Series Debentures, remuneration interest equivalent to a certain percentage per year will be levied, on a 360 (three hundred and sixty) consecutive day basis, on a straight-line basis, to be defined in accordance with the Book Building Process and, in any case, limited to 6.00% (six whole percent). The Remuneration of the 1st Series Debentures will be calculated according to the Indenture.

(y)	Remuneration of the 2nd Series Debentures: As of the first payment date of the 2nd Series CRA, on the Face Value of the 2nd Series Debentures or on the balance of the Face Value of the 2nd Series Debentures, as the case may be, interest will be paid equivalent to 100% (one hundred percent ) of the accumulated variation of the average daily rates of DI - Interbank Deposits of one day, “over extra-group”, expressed as a percentage per year, base 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3, in the daily newsletter available on its page on the World Wide Web (http://www.b3.com.br) (“DI Rate”), exponentially increased by a surcharge (spread), to be defined in the Book Building Process, at any case, limited to 1.00% (one percent) per year, based on 252 (two hundred and fifty-two) Business Days. The Remuneration of the 2nd Series Debentures will be calculated according to the Indenture.

(z)	Remuneration of the 3rd Series Debentures: As of the first payment date of the 3rd Series CRA, interest will be charged on the Updated Unit Face Value of the 3rd Series Debentures equivalent to a certain percentage per year, based on 252 (two hundred and fifty-two) Business Days, to be defined in accordance with the Book Building Process and, in any case, limited to the highest rate between: (i) the internal rate of return of the IPCA+ Public Treasury Bond with Semi-Annual Interest (NTN-B), maturing in 2030, according to the indicative rates published by ANBIMA on its website (www.anbima.com.br) at the close of the Business Day immediately prior to the date of the Book Building Process, exponentially increased by a spread of 1.20% (one and twenty hundredths percent) to the base year 252 (two hundred and fifty-two) Business Days; and (ii) the rate of 6.50% (six and fifty percent) per base year of 252 (two hundred and fifty-two) Business Days. The Remuneration of the 3rd Series Debentures will be calculated according to the formula provided for in the Indenture.

(aa)	Remuneration of the 4th Series Debentures: As of the first date of payment of the 4th Series CRA, on the Updated Unit Face Value of the 4th Series Debentures, remuneration interest equivalent to a certain percentage per year will be charged, based on 252 (two hundred and fifty-two) Business Days, to be defined in accordance with the Book Building Process and, in any case, limited to the highest rate between: (i) the internal rate of return of the IPCA+ Public Treasury Bond with Semi-Annual Interest (NTN-B), maturing in 2032, according to the indicative rates published by ANBIMA on its website (www.anbima.com.br) at the close of the Business Day immediately prior to the date of the Book Building Process, exponentially increased by a spread of 1.35% (one and thirty-five hundredths of a percent) to the base year 252 (two hundred and fifty-two) Business Days; and (ii) the rate of 6.75% (six and seventy-five hundredths percent) per base year of 252 (two hundred and fifty-two) Business Days. The Remuneration of the 4th Series Debentures will be calculated according to the formula provided for in the Indenture.

(bb)	Remuneration of the 5th Series Debentures: From the first payment date of the 5th Series CRA, on the Updated Unit Face Value of the 5th Series Debentures, remuneration interest equivalent to a certain percentage per year will be charged, based on 252 (two hundred and fifty-two) Business Days, to be defined in accordance with the Book Building Process and, in any case, limited to the highest rate between: (i) the internal rate of return of the IPCA+ Public Treasury Bond with Semi-Annual Interest (NTN-B), maturing in 2040, according to the indicative rates published by ANBIMA on its website (www.anbima.com.br) at the close of the Business Day immediately prior to the date of the Book Building Process, exponentially increased by a spread of 1.50% (one and fifty hundredths percent) to the base year 252 (two hundred and fifty-two) Business Days; and (ii) the rate of 6.95% (six and ninety-five hundredths percent) per base year of 252 (two hundred and fifty-two) Business Days. The Remuneration of the 5th Series Debentures will be calculated according to the formula provided for in the Indenture.

(cc)	Payment of the Remuneration of the 1st Series Debentures: The amounts related to the Remuneration of the 1st Series Debentures will be paid semi-annually, from the Issuance Date, until the Maturity Date of the 1st Series Debentures (inclusive), on the dates provided for in the table in Annex I of the Indenture, except for the cases of Optional Offer of Early Redemption, Optional Early Redemption, Mandatory Early Redemption and/or Early Maturity of Debentures, pursuant to the Indenture.

(dd)	Payment of the Remuneration of the 2nd Series Debentures: The amounts related to the Remuneration of the 2nd Series Debentures will be paid semi-annually, from the Issuance Date, until the Maturity Date of the 2nd Series Debentures (inclusive), on the dates provided for in the table in the annex to the Indenture, except for the cases of Offer Optional Early Redemption, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization and/or Early Maturity of Debentures, pursuant to the Indenture.

(ee)	Payment of the Remuneration of the 3rd Series Debentures: The amounts related to the Remuneration of the 3rd Series Debentures will be paid semi-annually, from the Issuance Date, until the Maturity Date of the 3rd Series Debentures (inclusive), on the dates provided for in the table in the annex to the Indenture, except for the cases of Offer Optional Early Redemption, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization and/or Early Maturity of Debentures, pursuant to the Indenture.

(ff)	Payment of the Remuneration of the 4th Series Debentures: The amounts related to the Remuneration of the 4th Series Debentures will be paid semi-annually, from the Issuance Date, until the Maturity Date of the 4th Series Debentures (inclusive), on the dates provided for in the table in the annex to the Indenture, except for the cases of Offer Optional Early Redemption, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization and/or Early Maturity of Debentures, pursuant to the Indenture.

(gg)	Payment of the Remuneration of the 5th Series Debentures: The amounts related to the Remuneration of the 5th Series Debentures will be paid semi-annually, from the Issuance Date, until the Maturity Date of the 5th Series Debentures (inclusive), on the dates provided for in the table in the annex to the Indenture, except for the cases of Offer Optional Early Redemption, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization and/or Early Maturity of Debentures, pursuant to the Indenture.

(hh)	Scheduled Amortization of the 1st Series Debentures: The Updated Unit Face Value of the 1st Series Debentures will be fully due on the Maturity Date of the 1st Series Debentures, as provided in the table attached to the Indenture (“Amortization Date of the 1st Series Debentures”), except for the cases of Optional Redemption Offer Early Redemption, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization and/or Early Maturity of Debentures, pursuant to the Indenture.

(ii)	Scheduled Amortization of the 2nd Series Debentures: The Updated Unit Face Value of the 2nd Series Debentures will be fully due on the Maturity Date of the 2nd Series Debentures, as provided in the table attached to the Indenture (each one “Amortization Date of the 2nd Series Debentures”), except for the cases of Optional Offer of Early Redemption, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization and/or Early Maturity of the Debentures, pursuant to the Indenture.

(jj)	Scheduled Amortization of the 3rd Series Debentures: The Updated Unit Face Value of the 3rd Series Debentures will be fully due on the Maturity Date of the 3rd Series Debentures, as provided in the table attached to the Indenture (each one “Amortization Date of the 3rd Series Debentures”), except for the cases of Optional Offer of Early Redemption, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization and/or Early Maturity of the Debentures, pursuant to the Indenture.

(kk)	Scheduled Amortization of the 4th Series Debentures: After the grace period of ninety-six (96) months, there will be scheduled amortization of the 4th Series Debentures, with the Updated Unit Face Value of the 4th Series Debentures due in three (3) annual installments, as provided in the table attached to the Indenture (each one “Amortization Date of the 4th Series Debentures”), except for the cases of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization and/or Early Maturity of the Debentures, pursuant to the Indenture.

(ll)	Scheduled Amortization of the 5th Series Debentures: After the grace period of one hundred and fifty-six (156) months, there will be scheduled amortization of the 5th Series Debentures, with the Updated Unit Face Value of the 5th Series Debentures due in three (3) annual installments, as provided in the table attached to the Indenture (each one “Amortization Date of the 5th Series Debentures” and, together with the Amortization Date of the 1st Series Debentures, the Amortization Date of the 2nd Series Debentures, the Amortization Date of the 3rd Series Debentures and the Amortization Date of the 4th Series Debentures, each “Amortization Date”), except for the cases of Optional Early Redemption Offer, Optional Early Redemption, Mandatory Early Redemption, Optional Extraordinary Amortization and/or Early Maturity of the Debentures, pursuant to the Indenture.

(mm)	Optional Extraordinary Amortization: As of September 15, 2024 (inclusive), the optional extraordinary amortization of the Updated Unit Face Value of the 1st Series Debentures, in the case of the 1st Series Debentures, of the Updated Unit Face Value of the 2nd Series Debentures, in the case of the 2nd Series Debentures, of the Updated Unit Face Value of the 3rd Series Debentures, in the case of 3rd Series Debentures, as the case may be, of the Updated Unit Face Value of the 4th Series Debentures, in the case of 4th Series Debentures, or of the Updated Unit Face Value of the 5th Series Debentures Series, in the case of the 5th Series Debentures, limited to ninety-eight percent (98%) of said amount and shall proportionally cover all Debentures of the respective Series, pursuant to the Indenture (“Extraordinary Optional Amortization”).

(nn)	Placement: the Debentures shall be the object of a private placement for the Debenture Holder, without any sale or placement efforts before investors, or intermediation of institutions integrating the distribution system, the reason why the Issue is exempt from the distribution registration addressed in article 19 of Law 6,385, of December 7, 1976, as amended.

(oo)	Interest and Interest for Late Payment: In case of late payment of any amount due to any of the parties, under the Indenture, the overdue debts not paid by the defaulting party, including principal and interest, shall be, in addition to the payment of the respective Remuneration and Restatement, as applicable, calculated pro-rata temporis from the first payment date of the CRAs or the respective immediately previous Payment Date of the Remuneration, as applicable, from the date of default to the actual payment date, subject 9 to, regardless of any notice, notification or court or out-of-court order: (i) conventional, irreducible, and a non-compensatory fine of two percent (2%) over the amount due and unpaid; and (ii) non-compensatory late payment interest of one percent (1%) per month calculated pro-rata die.

(pp)	Early Maturity of the Debentures: subject the Indenture, in any event of automatic early maturity provided for in the Indenture, in compliance with any cure periods, where applicable (“Events of Automatic Early Maturity”), all obligations contained in the Indenture shall be early declared due, regardless of notice, notification or out-of-court order, or Debenture Holder’s General Meeting or CRA Holders’ General Meeting (“Automatic Early Maturity”). Also, in any event of non-automatic early maturity provided for in the Indenture, under any possible cure periods, where applicable, the Securitization Company and/or the Trustee of the CRAs shall call a CRA Holders’ General Meeting, according to the Securitization Instrument, so that the CRA Holders do not declare the early maturity of the Debentures (“Non-Automatic Early Maturity” and, jointly with the Automatic Early Maturity, “Early Maturity”). Under the Indenture, in the event of early maturity of the Debentures (either due to an Event of Automatic Early Maturity or statement of the Debenture Holder, after discussing with the CRA Holders, because of an Event of Non-Automatic Early Maturity), the Company is required to redeem all the Debentures, subsequently canceling them, and pay: (i) regarding the 1st Series Debentures, the Updated Unit Face Value of the 1st Series Debentures, plus the Remuneration of the 1st Series Debentures due, calculated pro-rata temporis, from the first Payment Date, or the immediately previous Payment Date of the Remuneration of the 1st Series Debentures, as applicable, to the actual payment date; (ii) regarding the 2nd Series Debentures, the Updated Unit Face Value of the 2nd Series Debentures, plus the Remuneration of the 2nd Series Debentures due, calculated pro-rata temporis, from the first Payment Date, or the immediately previous Payment Date of the Remuneration of the 2nd Series Debentures, as applicable, to the actual payment date; (iii) regarding the 3rd Series Debentures, the Updated Unit Face Value of the 3rd Series Debentures, plus the Remuneration of the 3rd Series Debentures due, calculated pro-rata temporis, from the first Payment Date, or the immediately previous Payment Date of the Remuneration of the 3rd Series Debentures, as applicable, to the actual payment date; (iv) regarding the 4th Series Debentures, the Updated Face Value of the 4th Series Debentures, plus the Remuneration of the 4th Series Debentures due, calculated pro-rata temporis, from the first Payment Date, or the immediately previous Payment Date of the Remuneration of the 4th Series Debentures, as applicable, to the actual payment date; or (v) regarding the 5th Series Debentures, the Updated Unit Face Value of the 5st Series Debentures, plus the Remuneration of the 5th Series Debentures due, calculated pro-rata temporis, from the first Payment Date, or the immediately previous Payment Date of the Remuneration of the 5th Series Debentures, as applicable, to the actual payment date; in all cases the amount shall include any costs or direct and proven expenses incurred by the Debenture Holder to safeguard its rights and prerogatives arising from the Debentures and the Indenture, exclusively because of default or non-compliance, by the Company, of the terms provided for the Indenture, without prejudice, where applicable, the collection of Default Charges and any other amounts due by the Company under the Indenture and other documents related to the issue of the CRAs of which the Company is a party.

(qq)	Other Terms and Conditions: the other terms and conditions of the Issue and Debentures are described in the Indenture. Terms with the initial letters capitalized and not expressly defined in these minutes shall have the meanings attributed to them according to the Indenture.

(ii) authorize the execution, by the Company, of any instruments necessary to the issue of the Debentures, CRAs, and Offering, including, but not limited to, the following contracts: (a) the Indenture, Amendment to the Indenture to reflect the result of the Book Building Process, and any other necessary amendments; and (b) the Distribution Agreement and any necessary amendments.

(iii) authorize any measures taken and to be taken, and/or approve any negotiations concluded and/or to be concluded by the Company’s Executive Board and/or its proxies regarding all the terms and conditions applicable to the Issue and issue of CRAs, and authorize the Company’s Executive Board and/or its proxies to take any measures and sign any documents necessary for the Issue and issue of CRAs that have not been taken or signed yet, as applicable, including, but not limited to powers of attorney, amendments to the aforementioned instruments, and other related instruments, the engagement of service providers for the Issue, such as a mandatory bank, trustee, and legal advisors, among others, including for reducing the interest rates of the Debentures and cancelation of unpaid Debentures..

(iv) the ratification of all prior acts carried out by the Company’s Executive Board and/or its attorneys-in-fact within the scope of the Issue and the Public Offering.

7. Closure: There being nothing else to discuss, these minutes were drawn up, read, approved, and signed by all attending members.

8. Signatures: Presiding: Chair: Jeremiah O’Callaghan; Secretary: Milena Hitomi Yanagisawa. Members of the Company’s Board of Directors: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice-Chair), Alba Pettengil, Gelson Luiz Merisio, Cledorvino Belini, Francisco Turra, Carlos Hamilton Vasconcelos Araújo, Kátia Regina de Abreu Gomes and Paulo Bernardo Silva.

This is a free English translation of the original minutes drawn up in the Company’s records.

São Paulo/SP, August 25, 2023.

Milena Hitomi Yanagisawa

Secretary

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